Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
Excluding Interest on Deposits
Income (loss) before income taxes	$4,976	$(230)	$(1,323)	$4,360	$4,428	$20,924
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	83	596	1,210	(1,833)	(144)	(95)
Fixed charges:
Interest expense	11,545	18,618	19,977	23,000	25,074	34,778
1/3 of net rent expense (1)	820	1,072	1,099	1,110	791	669
Total fixed charges	12,365	19,690	21,076	24,110	25,865	35,447
Preferred dividend requirements (2)	1,594	n/m	802	5,921	1,461	254
Fixed charges and preferred dividends	13,959	19,690	21,878	30,031	27,326	35,701
Earnings	$17,424	$20,056	$20,963	$26,637	$30,149	$56,276
Ratio of earnings to fixed charges (3)	1.41	1.02	0.99	1.10	1.17	1.59
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.25	1.02	0.96	0.89	1.10	1.58

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
Including Interest on Deposits
Income (loss) before income taxes	$4,976	$(230)	$(1,323)	$4,360	$4,428	$20,924
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	83	596	1,210	(1,833)	(144)	(95)
Fixed charges:
Interest expense	13,097	21,620	23,974	30,807	40,324	52,871
1/3 of net rent expense (1)	820	1,072	1,099	1,110	791	669
Total fixed charges	13,917	22,692	25,073	31,917	41,115	53,540
Preferred dividend requirements (2)	1,594	n/m	802	5,921	1,461	254
Fixed charges and preferred dividends	15,511	22,692	25,875	37,838	42,576	53,794
Earnings	$18,976	$23,058	$24,960	$34,444	$45,399	$74,369
Ratio of earnings to fixed charges	1.36	1.02	1.00	1.08	1.10	1.39
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.22	1.02	0.96	0.91	1.07	1.38

(1)	Represents an appropriate interest factor.

(2)	Reflects the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges during 2011 which resulted in a negative preferred dividend requirement.

(3)
The earnings for 2010 were inadequate to cover fixed charges and the ratio of earnings to fixed charges and preferred dividends. The earnings deficiency is a result of $12.4 billion of goodwill impairment charges during 2010. The coverage deficiency for fixed charges was $113 million and the coverage deficiency for fixed charges and preferred dividends was $915 million.

(4)
The earnings for 2009 were inadequate to cover fixed charges and preferred dividends. The earnings deficiency is a result of accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful